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                             December 30, 2020

       Jason Remillard
       Chief Executive Officer
       Data443 Risk Mitigation, Inc.
       101 J Morris Commons Lane, Suite 105
       Morrisville, NC 27560

                                                        Re: Data443 Risk
Mitigation, Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed December 28,
2020
                                                            File No. 333-251752

       Dear Mr. Remillard:

               We have limited our review of your registration statement to the issue we have addressed in our comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

       Registration Statement on Form S-1

       General

   1.                                                   Generally, securities
issued in a private transaction may not be registered for resale pursuant to Rule 415
until after the private placement is completed. In this regard, we note the cover page
language indicating the shares being registered "may be purchased by Triton Funds, L.P."
pursuant to the Common Stock Purchase Agreement. Triton Funds
                                                        does not appear to be
irrevocably bound to purchase the securities because there are conditions to closing
that are within the investor's control. Section 2.3(v) of the Common
                                                        Stock Purchase
Agreement provides that the obligations of the investor are subject to the condition that the
Minimum Closing Price is met on the date Investor receives the
                                                        Purchase Notice Shares
as DWAC Shares by custodian    and such Minimum Closing Price
                                                        is defined elsewhere in
the agreement as a closing price    equal to or greater than $0.009.
 Jason Remillard
Data443 Risk Mitigation, Inc.
December 30, 2020
Page 2
         Therefore registration of the shares for resale by Triton Funds is not permitted under Rule
         415 until the private placement has been completed. For guidance, refer to Question
         139.11 of the Securities Act Sections Compliance and Disclosure Interpretations.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Refer to Rule 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Jeff Kauten, Attorney-Advisor, at (202) 551-3447, or in his absence, Larry Spirgel, Office Chief, at (202) 551-3815 with any questions.



FirstName LastNameJason Remillard                             Sincerely,
Comapany NameData443 Risk Mitigation, Inc.
                                                              Division of
Corporation Finance
December 30, 2020 Page 2                                      Office of
Technology
FirstName LastName